

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 16, 2008

BY U.S. Mail and facsimile
Jennifer Karlovsky
Chief Executive Officer
Endeavor Uranium, Inc.
501 W. Broadway
Suite 800
San Diego, CA 92101

       RE: Endeavor Uranium, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed: October 9, 2008
            File no. 0-52534

Dear Ms. Karlovsky:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Ensure that your disclosure does not imply that you have more than one officer and director. As an example, on page 7 under "Independence," you refer to your non-management directors. Revise the disclosure throughout the proxy statement as necessary to clarify that you have only one officer and director.

Compensation of Directors and Officers

Summary Compensation Table, page 8

2.   Ensure that your disclosure complies with Item 402(l) of Regulation S-K. As an example, you are required to disclose the compensation paid during the last two completed fiscal years to all individuals serving as your CEO during the last fiscal year and certain other executive officers serving at the end of, or during, the last fiscal year.   Refer to Item 402 (m) and (n) of Regulation S-K. Similarly you are required to disclose the compensation paid to your directors during the last fiscal year. Refer to Item 402(r) of Regulation S-K.

Proposal 1:Election of Directors, page 11

3.   State when Ms. Karlovsky was appointed a Director and identify all of the other positions she holds with the company. Since it appears that she also works for a health care services company, state how much time she devotes to your business.

Proposal 3: Amended and Restated Articles of Incorporation, page 12

Proposal 4: Amended and Restated Bylaws, page 14

General

4.   You discuss several "key substantive" differences between your current Articles and Bylaws and the ones proposed in the proxy statement. Please clearly discuss all the material changes you propose to make to your Articles and Bylaws, comparing the current provisions to the proposed changes, and discuss the reasons for each proposed change.

5.   Bundling the approval of the amendments to your Articles and Bylaws appears inconsistent with Rule 14a-4(a)(3) which requires that a proxy identify clearly each separate matter intended to be acted upon. Please unbundle the proposals so that shareholders may vote on each material amendment to the Articles and Bylaws as separate matters. *See* Rule 14a-4(a)(3) of Regulation 14A and Section II.H of SEC Release 34-31326.

6.   Discuss for each proposal the anti-takeover implications, if applicable. Also, state whether there are other provisions of your Articles, Bylaws, employment agreements or credit agreements that have material anti-takeover consequences, and if so, describe them.

Proposal 3: Amended and Restated Articles of Incorporation

Purpose and Rational for Proposed Amendment, page 13

7.   Specify the number of shares that will be authorized if the proposal to decrease the number of shares is approved. Specify the amount of stock currently outstanding and state whether any shares are reserved for issuance for any purpose. State the amount by which you expect your Annual List filing fees to decrease if the proposal is approved.

Purpose of Name Change, page 13

8.   Further explain your desire to change your name given the status of your operations. We note your statements in the Form 8-K that you filed on September 11, 2008 that you may be considered a shell company and that the Board will "consider and pursue any and all viable acquisition candidates in the mining industry as well as any other potential acquisition candidates from other, non-mining related industries." Briefly describe your current operations and future plans.

Exhibits 1 and 2

9.   Consider revising these exhibits to show the proposed changes by appropriately marking the language you propose to delete and the language you propose to add.

Closing Comments

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

Jennifer Karlovsky
Endeavor Uranium, Inc.
October 16, 2008
Page 4

filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3503 with any questions.

Sincerely,

David Orlic
Special Counsel

cc: Luis Carrillo, Esq. (by facsimile, 619-330-1888)
        D. Levy